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Derek Dostal

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

November 24, 2020

Re:	Highland Transcend Partners I Corp.

Draft Registration Statement on Form S-1

Submitted October 23, 2020
CIK No. 1828817

Mr. Sergio Chinos

Ms. Erin Purnell

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Chinos and Ms. Purnell,

On behalf of our client, Highland Transcend Partners I Corp., a Cayman corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated November 24, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 to the Registration Statement together with this response letter. Amendment No. 2 to the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 to the Registration Statement and three marked copies of Amendment No. 2 to the Registration Statement showing the changes to the Registration Statement submitted to the Commission on November 20, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page 15

1.	We note your response to comment 2. Please also ensure that the forum selection provision of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly, or tell us how you will inform investors in future filings that the provision applies to actions arising under the Securities Act, but not the Exchange Act.

Response:	The Company acknowledges the Staff’s comment and has updated Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 by inserting the text shown in bold below.

Mr. Dougherty Ms. Nguyen U.S. Securities and Exchange Commission	2	November 24, 2020
9.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Derek Dostal

Derek Dostal, Esq.

cc:	Ian Friedman, Chief Executive Officer

Paul Maeder, Chief Financial Officer

Highland Transcend Partners I Corp.